Prospectus Supplement to Prospectus dated April 16, 2002
                                                           File No. 333-75722
                                                  Rule 424(b)(3); Rule 424(c)


                       SECURITY CAPITAL GROUP INCORPORATED

                              NOTICE OF REDEMPTION
                                       OF
               6.50 % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2016

                  (CONVERTIBLE INTO CASH AND SHARES OF PROLOGIS
                       AT A CONVERSION PRICE OF $1,153.90)

                            -------------------------

                    The Redemption Date is September 27, 2002
              The Conversion Expiration Date is September 24, 2002

                            -------------------------

     Pursuant to the provisions of Article Three of the 6.50% Convertible Subordinated Debentures due March 29, 2016 (the "Debentures") of Security Capital Group Incorporated, a Maryland corporation ("Security Capital"), Security Capital hereby provides notice that it has called all outstanding Debentures for cash redemption on September 27, 2002 (the "Redemption Date"), at a redemption price equal to 100% of the outstanding principal amount of the Debentures ($1,000), plus all accrued and unpaid interest thereon through the Redemption Date ($15.71 per $1,000 principal amount of Debentures) (collectively, the "Redemption Price"). Payment of the Redemption Price will be made, subject to provision for transfer taxes, after the Redemption Date, upon presentation and surrender of the Debentures at the offices of Security Capital as set forth below.

     As of the close of business on the Redemption Date, regardless of whether any Debentures shall have been surrendered, all Debentures shall be deemed no longer to be outstanding. Accordingly, interest with respect to such Debentures shall cease to accrue and all rights of the holder with respect to Debentures shall cease and terminate, except for the right to receive the Redemption Price for each Debenture in cash, without further interest and subject to provision for transfer taxes, upon surrender of the Debenture. For purposes hereof, close of business shall be 5:00 p.m., Mountain Daylight Time.

     As described below, holders have the right, in lieu of receiving the Redemption Price, to convert their Debentures. SINCE IT IS THE TIME OF RECEIPT RATHER THAN THE TIME OF MAILING THAT DETERMINES WHETHER DEBENTURES HAVE BEEN PROPERLY SURRENDERED FOR CONVERSION, HOLDERS WISHING TO CONVERT THEIR DEBENTURES SHOULD ALLOW SUFFICIENT TIME FOR DEBENTURES SENT BY MAIL TO BE

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RECEIVED PRIOR TO THE CLOSE OF BUSINESS ON THE THIRD DAY PRIOR TO THE
REDEMPTION DATE, WHICH IS SEPTEMBER 24, 2002 (THE "CONVERSION EXPIRATION
DATE").

                ALTERNATIVES AVAILABLE TO HOLDERS OF DEBENTURES

     Holders of Debentures have the following alternatives, each of which should be carefully considered:

1.  Conversion of Debentures into Cash and ProLogis Shares
    -------------------------------------------------------

     On May 14, 2002, Security Capital merged with EB Acquisition Corp., an indirect wholly owned subsidiary of General Electric Capital Corporation ("GECC"), with Security Capital surviving as a wholly owned subsidiary of GECC (the "Merger"). At the time of the merger, all of the shares of Class A Common Stock, $0.01 par value per share (the "Class A Shares"), of Security Capital were converted into the right to receive $1,040.145 in cash and 11.5076865 common shares of beneficial interest, $0.01 par value per share (the "ProLogis Shares"), of ProLogis (NYSE: PLD), a Maryland real estate investment trust (f/k/a ProLogis Trust) ("ProLogis"), for an agreed aggregate value of $1300.00 per Class A Share (the "Merger Consideration"). The value of the ProLogis Shares for purposes of determining the Merger Consideration was fixed under the Agreement and Plan of Merger at $22.581 per share and will remain fixed for purposes of converting the Debentures as discussed below.

     As an alternative to having their Debentures redeemed for cash on the Redemption Date for the Redemption Price, holders of Debentures have the right to convert their Debentures into the Merger Consideration. Under Section 5.3(f) of the Debentures, upon a merger of Security Capital in which Security Capital shareholders receive cash and/or securities for their Security Capital shares, the holders of Debentures are entitled after the merger to convert their Debentures into the cash and/or securities which holders of Class A Shares were entitled to receive in the merger. Accordingly, following the Merger, each Debenture which has not been converted still remains outstanding and is convertible, at the option of the holder, into the Merger Consideration received by holders of Class A Shares at the time of the merger. The conversion price will remain at $1,153.90 per Class A Share, or 0.866626 Class A Shares for each $1,000.00 principal amount of Debentures. If a holder converts his or her Debentures, for each $1,000.00 principal amount of Debentures, the holder will receive $901.417 in cash and 9.97286 ProLogis Shares, which equals the amount of cash and ProLogis Shares a holder of
0.866626 Class A Shares would have received in the Merger. No fractional shares of ProLogis Shares will be issued. Security Capital will substitute cash in lieu of such fractional shares.

     The ability to convert Debentures into the Merger Consideration will terminate at the close of business on the Conversion Expiration Date. Any Debenture not surrendered for conversion prior to the close of business on the Conversion Expiration Date will be redeemed for the Redemption Price on the

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Redemption Date. The Debentures are not listed or traded on any public exchange, and there is no market for the Debentures.

         Any conversion of Debentures will be effective immediately prior to the close of business on the date on which such Debentures are duly surrendered as described below. Thereafter, the person or persons entitled to receive the Merger Consideration issuable upon such conversion shall be treated for all purposes as the record holder or holders of the ProLogis Shares forming part of the Merger Consideration. In accordance with the terms of the Debentures, on conversion of the entire outstanding principal amount of the Debentures, or any portion thereof, that portion of accrued and unpaid interest attributable to the period from the most recent interest payment date to the date of conversion with respect to the principal amount of such Debentures that are being converted and interest thereon shall not be cancelled, extinguished or forfeited, but rather shall be deemed to be paid in full to the holder thereof through the delivery of the Merger Consideration in exchange for the Debentures being converted. Accordingly, any holder surrendering Debentures for conversion will not receive any interest with respect to such Debentures accrued since July 1, 2002.

     To convert any Debentures into the Merger Consideration, the holder thereof must surrender such Debentures prior to the close of business on the Conversion Expiration Date to:

                   Security Capital Group Incorporated
                   125 Lincoln Avenue
                   Santa Fe, New Mexico 87501
                   Attention: Susan Ross

along with written notice stating that the holder elects to convert such Debentures into the Merger Consideration and the portion of such Debentures that the holder wishes to convert. Each Debenture surrendered for conversion must be duly assigned or endorsed for transfer. Notice of conversion given to Security Capital (including the assignment required as described in the preceding sentence) may be provided by surrendering Debentures accompanied by a duly executed Letter of Transmittal (the "Letter of Transmittal") that accompanies this Notice of Redemption. Since it is the time of receipt rather than the time of mailing that determines whether Debentures have been properly surrendered for conversion, holders wishing to convert their Debentures should allow sufficient time for Debentures sent by mail to be received prior to the close of business on the Conversion Expiration Date.

     As promptly as practicable after the surrender of Debentures in the proper manner, Security Capital will deliver to the holder the cash to which such holder is entitled upon conversion and cause EquiServe Trust Company, N.A., the transfer agent and registrar for the ProLogis Shares, to issue and deliver to the holder a certificate or certificates for the number of whole ProLogis Shares, to which such holder is entitled upon conversion. Security

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Capital shall not issue fractional shares of ProLogis Shares, and will substitute cash in lieu of such fractional shares. In that connection, as soon as practicable after Security Capital receives a Debenture for conversion, Security Capital shall, through EquiServe, determine the number of whole shares and fractional shares of ProLogis Shares to be delivered to a holder of Debentures who elects to convert, aggregate all such fractional shares and sell the whole shares obtained thereby, in the open market or otherwise, in each case at then prevailing trading prices, and cause to be distributed to each such holder, in lieu of any fractional share, such holder's ratable share of the proceeds of such sale, after making appropriate deductions of the amount required to be withheld for federal income tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale.

     If only a portion of Debentures are surrendered for conversion, Security Capital will issue and deliver to such holder or such holder's designee a new Debenture of authorized denomination equal to the unconverted portion of the principal amount of such Debenture, provided that, after the Conversion Expiration Date, no Debentures will be issued and all Debentures will be redeemed as described herein.

     Security Capital will pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of ProLogis Shares on account of the conversion of any Debentures. Security Capital will not, however, pay any such tax which may be payable in respect of any transfer involved in the issuance and delivery of ProLogis Shares or Debentures in a name other than that in which Debentures with respect to which such shares are issued were registered, or any payment to any person other than the registered holder thereof, and will not make any such issuance or payment unless and until the person otherwise entitled to such issuance or payment has paid to Security Capital the amount of any such tax or has presented evidence to establish, to the satisfaction of Security Capital, that such tax has been paid or is not payable.

2.  Redemption of Debentures on the Redemption Date
    ------------------------------------------------

     Any Debentures which have not been converted into the Merger Consideration by a holder on or prior to the close of business on the Conversion Expiration Date will be redeemed on the Redemption Date for cash in an amount equal to the Redemption Price. To receive the Redemption Price for any such Debentures the holder thereof must surrender such Debentures to Security Capital at the address set forth above. After the Redemption Date, interest will cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive the aggregate Redemption Price upon surrender of their Debentures.

         SO LONG AS THE AGGREGATE MARKET PRICE OF THE CASH AND THE PROLOGIS SHARES WHICH HOLDERS WOULD RECEIVE UPON CONVERSION OF THEIR DEBENTURES IS MORE THAN THE REDEMPTION PRICE, THE CASH AND PROLOGIS SHARES WHICH HOLDERS WOULD RECEIVE UPON CONVERSION OF THE DEBENTURES WOULD HAVE A GREATER MARKET VALUE THAN THE CASH THAT HOLDERS WOULD RECEIVE UPON REDEMPTION OF THEIR DEBENTURES. ON THE BASIS OF THE LAST REPORTED SALE PRICE OF THE PROLOGIS SHARES ON JULY 29, 2002 OF $25.13 PER SHARE, THE $901.417 IN CASH PLUS THE 9.97286 PROLOGIS SHARES INTO


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WHICH EACH $1,000.00 PRINCIPAL AMOUNT OF OUTSTANDING DEBENTURES IS CONVERTIBLE
HAD A MARKET VALUE OF APPROXIMATELY $1152.04. IT SHOULD BE NOTED, HOWEVER, THAT THE TRADING PRICE OF THE PROLOGIS SHARES RECEIVED UPON CONVERSION WILL FLUCTUATE IN THE MARKET, AND A CONVERTING HOLDER MAY INCUR VARIOUS EXPENSES IF SUCH PROLOGIS SHARES ARE SOLD IN THE MARKET. EACH HOLDER IS URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE PROLOGIS SHARES BEFORE MAKING ANY ELECTION.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
               ------------------------------------------------

     The following discussion is a general summary of certain anticipated United States Federal income tax consequences of the conversion or redemption of Debentures as described herein. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to holders of Debentures as described herein. As used herein, the term "United States Holder" means the beneficial owner of a Debenture that for United States Federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the United States, (iii) any estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source or (iv) a "United States Trust". A United States Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source.

     Holders of Debentures should be aware that this discussion does not deal with all United States Federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities, banks, insurance companies or tax-exempt organizations. In addition, the following discussion does not address the tax consequences of any of the available alternatives to holders of Debentures under foreign, state or local tax laws or the tax consequences of transactions (if any) effectuated prior to or after the consummation of any such alternative (whether or not such transactions are undertaken in connection with such alternative). ACCORDINGLY, HOLDERS OF DEBENTURES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ALTERNATIVES AVAILABLE TO THEM.

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Conversion
----------

     The conversion of Debentures into cash and ProLogis Shares will generally be treated in the same manner as a redemption of Debentures, i.e., as a taxable disposition of the Debentures. Accordingly, a holder of the Debentures generally will recognize gain or loss equal to the difference between (i) the amount of cash and the value of ProLogis Shares received for the Debentures and (ii) the holder's adjusted basis in the Debentures. Subject to the rules concerning market discount stated below, such gain or loss will be capital gain or loss provided that at the time of the conversion such Debentures are held as capital assets. In the case of a holder who acquired a Debenture at a market discount, unless the holder has previously included in income such market discount on an accrual basis, the lesser of (i) the gain recognized upon the conversion or (ii) the portion of the market discount that accrued while the Debenture was held by such holder will be treated as ordinary income at the time of the conversion. In addition, a holder will recognize interest income to the extent of any accrued but unpaid interest or accrued original issue discount on the Debentures not previously recognized by the holder at the time of the conversion.

     A holder who receives cash instead of a fractional ProLogis Share will be treated as if the fractional share was received in the conversion and then disposed by the holder. The holder generally will recognize gain or loss equal to the difference between the amount of cash received for the fractional share and the holder's basis in the fractional share.

     A holder's tax basis in ProLogis Shares received will equal the fair market value of the ProLogis Shares received on the date of the conversion and the holder's holding period for such ProLogis Shares will commence on the date of the conversion.

     As in the case of a redemption, a non-United States Holder of a Debenture will generally not be subject to United States Federal income tax or withholding tax on any gain realized on the conversion of such Debenture unless (i) the gain is effectively connected with a United States trade or business of the non-United States Holder, (ii) in the case of a non-United States Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met or (iii) the holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

Redemption
----------

     A holder will recognize gain or loss upon the redemption of Debentures in an amount equal to the difference between (i) the cash received for such Debentures and (ii) the holder's adjusted tax basis for such Debentures at the time of the redemption. A holder's adjusted tax basis in a Debenture will be determined in the same manner as described above under the heading "Conversion". Subject to the rules concerning market discount stated below, such gain or loss will be capital gain or loss provided that at the time of the redemption such Debentures are held as capital assets. In the case of a

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holder who acquired a Debenture at a market discount, unless the holder has previously included in income such market discount on an accrual basis, the lesser of (i) the gain recognized upon the redemption or (ii) the portion of the market discount that accrued while the Debenture was held by such holder will be treated as ordinary income at the time of the redemption. In addition, a holder will recognize interest income to the extent of any accrued but unpaid interest or accrued original issue discount on the Debentures not previously recognized by the holder at the time of the redemption.

     A non-United States Holder of a Debenture will generally not be subject to United States Federal income tax or withholding tax on any gain realized on the redemption of such Debenture unless (i) the gain is effectively connected with a United States trade or business of the non-United States Holder, (ii) in the case of a non-United States Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met or (iii) the holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. AGAIN, EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND STATE, LOCAL AND FOREIGN TAX LAWS) OF THE CONVERSION OR REDEMPTION OF DEBENTURES.

                      TRANSFERABILITY OF PROLOGIS SHARES
                      ----------------------------------

     All ProLogis Shares which are received upon conversion of the Debentures have been registered under the Securities Act of 1933, as amended, and are freely tradeable under the federal securities laws.

                        INFORMATION REGARDING PROLOGIS
                        ------------------------------

     Additional information regarding ProLogis is attached to Security Capital's Proxy Statement, dated April 16, 2002 (File No. 1-3355), and is also available through the ProLogis Prospectus, dated April 16, 2002, which have been filed by Security Capital and ProLogis, respectively, with the Securities and Exchange Commission. Copies of such documents are attached to this Notice of Redemption.


                                    GENERAL
                                    -------

     A copy of this Notice of Redemption, a form of Letter of Transmittal to accompany Debentures surrendered for conversion, an Affidavit of Lost Certificate for those holders whose Debentures cannot be located and a copy of the Security Capital Proxy Statement and ProLogis Prospectus have been sent to all holders of record of Debentures as of July 30, 2002. Additional copies of


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such documents may be obtained from Security Capital Group Incorporated, 125
Lincoln Avenue, Santa Fe, New Mexico 87501, Attention: Susan Ross (Telephone
Number: (505) 820-8292).



July 30, 2002              SECURITY CAPITAL GROUP
                           INCORPORATED


                           By:
                           Name:   Jeffrey A. Klopf
                           Title:  Senior Vice President and Secretary






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